January 12, 2006
Mail Stop 4561

By U.S. Mail and facsimile to (713) 952-2830

Mr. Anthony J. Nocella
President and Chief Executive Officer
Franklin Bank Corporation
9800 Richard Avenue, Suite 680
Houston, TX  77042

Re:	Franklin Bank Corporation
      Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Fiscal Quarter Ended September 30, 2005
	File No.  000-50518

Dear Mr. Nocella:

      We have reviewed your response letter dated November 30,
2005
and have the following additional comment.

Form 10-K

Item 3.  Legal Proceedings, page 20

1. Please refer to prior comment # 1 in our letter dated November
30,
2005. In your response you discussed the execution of the lawsuit`s final settlement and remittance of proceeds as having occurred on July 25, 2005, and July 29, 2005, respectively. In your next response letter, please specifically quantify the amount of legal and any other fees associated with this case for the relevant financial statement periods as well as the final settlement amount which was accrued for in the second quarter of 2005.

2. Please provide the analysis used to support your conclusions for
not disclosing the outstanding litigation as required under Item
103
of Regulations S-K.








Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Results of Operations

Non-interest Expense, page 8

3. Please refer to prior comment #6. In your response, please fully explain how you determined that your accounting was consistent with paragraph 8 of SFAS No. 5 for all relevant periods, as previously requested. Please fully discuss how the facts, circumstances and events related to this case were considered in your determination of the timing and amount of the settlement accrual, specifically tell us your rationale for recording the settlement prior to the final judgment date in your June 30, 2005 quarterly report.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3492 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							John P. Nolan
							Accounting Branch Chief

Mr. Anthony J. Nocella, President and Chief Executive Officer
Franklin Bank Corporation
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